SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN

Date: June 29, 2011	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

TABLE OF CONTENTS

December 31, 2010 and 2009

Page
Report of Independent Registered Public Accounting Firm……………………………..

Financial Statements

Statements of Net Assets Available for Benefits……………………………………..

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements………………………………………………………..

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End at Fair Value………
F-1 F-2 F-3 F-4 F-15

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
Phillips-Van Heusen Associates Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Associates Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY
June 24, 2011

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Assets

Cash	$ 102,082	$ 45,983
Participant directed investments, at fair value	216,854,150	172,141,809
Receivables:
Notes from participants	4,301,440	3,801,146
Due from broker	176,627	3,172
Contributions, employer	25,283	22,538
Contributions, employee	48,338	43,930
Loan interest	308	776
Due from Tommy Hilfiger 401(k) plan merger	48,207,507	-

Total receivables	52,759,503	3,871,562

Total assets	269,715,735	176,059,354

Liabilities

Due to broker	76,963	41,088
Loans payable	-	245

Total liabilities	76,963	41,333

Net assets available for benefits at fair value	269,638,772	176,018,021

Adjustment from fair value to contract value for
interest in common/collective trust relating to
fully benefit-responsive investment contracts	(673,168)	1,097,622

Net assets available for benefits	$ 268,965,604	$ 177,115,643

The accompanying notes are an integral
part of these financial statements

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Additions

Contributions:
Employer, net of forfeitures	$ 6,458,362
Employees	14,576,413
Rollovers	693,245
Total contributions	21,728,020

Transfer from Tommy Hilfiger 401(k) plan	48,207,507
Loan interest	213,019
Investment income:
Dividend income	1,915,475
Common collective trust interest	34,093
Interest income	66
Total investment income	1,949,634

Total additions	72,098,180

Deductions

Payments to participants	13,223,050

Total deductions	13,223,050

Net realized and unrealized appreciation
of investments	32,974,831

Net increase in net assets available for benefits	91,849,961

Net assets available for benefits at beginning of year	177,115,643

Net assets available for benefits at end of year	$ 268,965,604

The accompanying notes are an integral
part of these financial statements

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

1.           Description of the Plan

The following description of the Phillips-Van Heusen (the “Company”) Associates Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Trust Company (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services, Inc.

General

The Plan is a defined contribution plan covering salaried or clerical hourly, warehouse, distribution, and United States retail field employees of the Company who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment.  The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, as defined by the Plan, limited to $16,500 per annum.  In addition, eligible participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,500 for the 2010 and 2009 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries became 100% vested in Company contributions.  Effective in 2009, participants in the Plan terminated due to the Company’s restructuring initiative became 100% vested.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 11 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Stock Fund.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant loans are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2010, outstanding notes receivable from participants totaled $4,301,440, with maturity dates through 2024 at interest rates ranging from 4.25% to 10.5%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2010 and 2009, forfeitures of $102,371 and $207,003, respectively, were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2010 and 2009 cumulative forfeited non-vested accounts totaled $196,310 and $185,855, respectively.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the Phillips-Van Heusen Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are included in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through common/collective trusts.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trusts as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Recent Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”)  issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurements for each class of assets and liabilities, and (4) disclosures about the valuations techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  The Plan adopted this guidance for the year ended December 31, 2010, except for the provisions which are not effective until the year ended December 31, 2011.  The adoption of the additional requirements for the year ended December 31, 2011 is not anticipated to have any impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Plans, which requires participant loans in the financial statements of defined contribution pension plans be recorded as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest.  Participant loans were previously classified as plan investments and measured at fair value.  This guidance was effective for annual reporting periods ending after December 15, 2010.  Upon adoption, the Plan applied the guidance retrospectively and reclassified the loans on the Statements of Net Assets Available for Benefits as of December 31, 2009.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to clarify and revise the requirements for measuring fair value and for disclosing information about fair value measurements.  The Plan will adopt this guidance prospectively beginning in 2012.  The Plan is currently evaluating the impact of this new guidance on the Plan’s financial statements.

3.           Transactions with Parties-in-Interest

During the year ended December 31, 2010, the Plan purchased 46,895 and sold 122,022 shares of the Company’s common stock.  The Plan received $106,766 during 2010 from the Company as payment of dividends on its common stock.  During the year ended December 31, 2009, the Plan purchased 82,534 and sold 137,436 shares of the Company’s common stock and received $117,669 from the Company as payment of dividends on its common stock.

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2010 and 2009:

		Fair Value Measurements at
		December 31, 2010
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 30,961,319	$ -	$ 30,961,319	$ -
U.S. Equity Index	8,180,981		8,180,981
Mutual Funds:(2)
U.S. Equity	70,166,485	70,166,485
International Equity	27,934,449	27,934,449
Fixed Income	19,390,585	19,390,585
Balanced	12,864,002	12,864,002
Real Estate	4,371,746	4,371,746
Phillips-Van Heusen Stock Fund(3)	42,933,943	42,933,943
Money Market Funds(4)	50,640		50,640

Total Investments Measured at Fair Value	$ 216,854,150	$ 177,661,210	$ 39,192,940	$ -

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2009
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 25,396,889	$ -	$ 25,396,889	$ -
U.S. Equity Index	6,975,897		6,975,897
Mutual Funds:(2)
U.S. Equity	57,131,823	57,131,823
International Equity	21,880,575	21,880,575
Fixed Income	15,399,147	15,399,147
Balanced	11,244,766	11,244,766
Real Estate	3,286,999	3,286,999
Phillips-Van Heusen Stock Fund(3)	30,774,827	30,774,827
Money Market Funds(4)	50,886		50,886

Total Investments Measured at Fair Value	$ 172,141,809	$ 139,718,137	$ 32,423,672	$ -

(1)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index.  These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of Phillips-Van Heusen common stock.

(4) Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value by $32,974,831 as follows:

Mutual Funds	$ 14,783,188
Phillips-Van Heusen Stock Fund	16,544,813
Common Collective Trust Funds	1,646,830

$32,974,831

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2010	2009

American Beacon Large Cap Value Fund	24,579,536	20,157,781
Bond Fund of America	-	15,399,147
Dodge & Cox Balanced	-	11,244,766
Growth Fund of America	22,959,217	19,167,090
Metropolitan West Total Return Bond Fund	19,390,585	-
Phillips-Van Heusen Stock Fund	42,933,943	30,774,827
SEI Stable Asset Fund	-	22,717,757
Thornburg International Value Fund	24,848,858	20,475,219
Wells Fargo Small Cap Value Fund	16,093,896	14,104,965
Wells Fargo Stable Return	30,961,319	-

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

On December 31, 2008, the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates merged with and into the Phillips-Van Heusen Associates Investment Plan for Salaried Associates, forming the current Plan.  The predecessor Plan had received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan was qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust was exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related is trust tax-exempt.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial
statements	$ 268,965,604	$ 177,115,643
Amounts allocated to withdrawing participants	(12,614)	(20,241)
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	673,168	(1,097,622)

Net assets available for benefits per the Form 5500	$ 269,626,158	$ 175,997,780

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2010:

2010

Benefits paid to participants per the financial statements	$ 13,223,050
Amounts allocated to withdrawing participants at December 31, 2010	12,614

Benefits paid to participants per the Form 5500	$ 13,235,664

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2010, but not yet paid as of that date.

PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9.           Asset Transfers

On December 31, 2010, the Tommy Hilfiger USA, Inc. 401(k) Profit Sharing Plan was merged into the Plan.  As the physical transfer of net assets did not occur until January of 2011, the transfer is shown as a receivable on the statement of net assets available for benefits for the year ended December 31, 2010.  The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits at December 31, 2010.  A summary of the transferred net assets follows:

Cash	$ 38,068,699
Investments	9,006,899
Participant notes receivable	1,131,909
$ 48,207,507

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 007
PHILLIPS-VAN HEUSEN ASSOCIATES INVESTMENT PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END
AT FAIR VALUE

December 31, 2010

	(b)			(e)
(a)	Identity of issuer, borrower,	(c)	(d)	Current
	lessor or similar party	Description of Investment	Cost	Value

	American Beacon Funds	American Beacon US Govt MM;
		49,506.43 shares	**	$ 49,506
	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,326,472.5280 shares	**	24,579,536
	American Funds	Growth Fund of America;
		760,490.8060 shares	**	22,959,217
	Dodge & Cox Funds	Dodge & Cox Balanced Fund;
		183,195.7020 shares	**	12,864,002
	Federated Securities Corp.	Federated Capital Reserves Fund;
		1,134.30 shares	**	1,134
	Hartford Series Funds	Hartford HLS Small Cap Growth Fund;
		306,596.4430 shares	**	6,505,977
	Lazard Funds	Lazard Funds Emerging Markets;
		139,053.2390 shares	**	3,085,591
	Metropolitan West	Metropolitan West Total Return Bond
		Fund; 1,868,071.8080 shares	**	19,390,585
	Neuberger & Berman	Neuberger & Berman Genesis Trust;
		584.7710 shares	**	27,859
	State Street Global Advisors	State Street S&P 500 Index;
		225,234.8590 shares	**	8,180,981
	Thornburg Investment	Thornburg International Value Fund;
	Management	867,627.7150 shares	**	24,848,858
	Virtus Mutual Funds	Virtus Real Estate Securities;
		156,974.7070 shares	**	4,371,746
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund;
		494,132.5000 shares	**	16,093,896
	Wells Fargo Funds	Wells Fargo Stable Return;
		662,358.0090 shares	**	30,961,319
*	Phillips-Van Heusen Corp.	Phillips-Van Heusen Corp. Common
		Stock; 681,383.0000 shares	**	42,933,943

		Total investments, at fair value		$ 216,854,150

*	Notes Receivable from	Participant Notes Receivable maturing at
	Participants	various dates through 2024 and bearing
		interest at rates from 4.25% to 10.5%	**	4,301,440
* Party in interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors